SECURITIES AND EXCHANGE COMMISSION
"                              Washington, D.C. 20549 "

                                    SCHEDULE 13G
                       Under the Securities Exchange Act of 1934
                                  Amendment No. _1__)*


                              PRAECIS PHARMACEUTICALS INC
                  ---------------------------------------------------
                                    (Name of Issuer)


                                    Common Stock
                  ---------------------------------------------------
                            (Title of Class of Securities)

739421105

                  ---------------------------------------------------
                         (CUSIP Number of Class of Securities)


                              Lotsoff Capital Management
                                 20 North Clark Street
                                     34th Floor
"                                  Chicago, IL 60602"
                  ---------------------------------------------------
"          (Name, Address and Telephone Number of Person Authorized to Receive "
                              Notices and Communications)


"                                 April 30, 2005"
                  ---------------------------------------------------
                 (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject
"class of securities, and for any subsequent amendment containing " information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be "deemed to be ""filed"" for the purpose of Section 18 of the Securities " "Exchange Act of 1934 (""Act"") or otherwise subject to the liabilities of " that section of the Act but shall be subject to all other provisions of the "Act (however, see the Notes). "

SCHEDULE 13G
(Amendment No. _1__)

CUSIP No. 739421105

---------------------------------------------------------------
Explanatory Note:  This Amendment No. 1 amends and restates
 in its entirety the Schedule 13G filed by Lotsoff Capital Management
" (the ""Reporting Person"") with the Securities and Exchange Commission" " on May 2, 2004 (the ""Original Schedule 13G"") in respect of the" Reporting Person's beneficial ownership of shares of common stock of "PRAECIS PHARMACEUTICALS INCORPORATED (""Praecis""), and is" being filed to correct an incorrect reference in the Original Schedule 13G "to Praecis' ""quarterly report on Form 10-Q for the quarter ended " "December 31. 2004"", and to report the events described" immediately below.

"On May 5, 2005, the Reporting Person, at the request of Praecis,"
 and pursuant to Section 1(a) the Rights Agreement dated as of "January 24, 2001 between Praecis and American Stock Transfer"
" and Trust Company, as Rights Agent (the ""Rights Agreement""), " certified to Praecis that the Reporting Person acquired shares of Praecis' common stock in excess of 9.9% of the shares of common stock then outstanding inadvertently or without knowledge of the Rights under the Rights Agreement.

1.  Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Lotsoff Capital Management
36-3250722
---------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
---------------------------------------------------------------

3.  SEC Use Only


---------------------------------------------------------------

4.  Citizenship or Place of Organization

United States
---------------------------------------------------------------

NUMBER OF                     5. Sole Voting Power
"SHARES                             2,454,011"
BENEFICIALLY                  ---------------------------------
OWNED BY                      6. Shared Voting Power
"EACH                               3,136,776"
REPORTING                     ---------------------------------
PERSON                        7. Sole Dispositive Power
"WITH                               5,590,787"
                              ---------------------------------
                              8. Shared Dispositive Power
                                    -0-
---------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

"5,590,787"
---------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[ ]
---------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

10.66%
---------------------------------------------------------------

12. Type of Reporting Person

IA
---------------------------------------------------------------


-1
"Calculated based on 52,423,101 shares of PRAECIS PHARMACEUTICALS INC's" "Common Stock outstanding as of February 28, 2005, as reported in its" "Annual Report on Form 10-K for the fiscal year ended December 31, 2004" and filed with the Securities and Exchange Commission on "March 15, 2005."



Item 1.

     (a) Name of Issuer:
      PRAECIS PHARMACEUTICALS INC

     (b) Address of Issuer's Principal Executive Offices:
      830 Winter Street
"      Waltham, MA  02451"


Item 2.

     (a) Name of Person Filing:
         Lotsoff Capital Management

"     (b) Address of Principal Business Office or, if none, Residence:"
         20 North Clark Street
         34th Floor
"         Chicago, IL 60602"

     (c) Citizenship:
         United States

     (d) Title of Class of Securities:
         Common Stock

     (e) Cusip Number:
739421105


Item 3. If this statement is filed pursuant to Rule 13d-1(b) or "13d-2(b) or (c), check whether the person filing is a: "

(a) [ ] Broker or dealer registered under section 15 of the Act
        (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

"(j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J)"


Item 4. Ownership

     (a) Amount Beneficially owned:
"5,590,787"

     (b) Percent of Class
10.66%

     (c) Number of Shares as to which the person has:
         (i) Sole power to vote or to direct vote:
"2,454,011"

         (ii) Shared power to vote or to direct the vote:
"3,136,776"

         (iii) Sole power to dispose or to direct the disposition of:
"5,590,787"

         (iv) Shared power to dispose or to direct the disposition of:
                       -0-


Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner "of more than five percent of the class of securities, check the " following: [ ]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
        Not applicable.

Item 8. Identification and Classification of Members of the Group
        Not applicable.

Item 9. Notice of Dissolution of Group
        Not applicable.






Item 10. Certification
"By signing below I certify that, to the best of my knowledge and belief, " the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
"After reasonable inquiry and to the best of my knowledge and belief," "I certify that the information set forth in this statement is true," complete and correct.


"Date: May 5, 2005"
/s/ Richard DeMatteo

Richard DeMatteo